UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

Date:  December 15, 2004

Commission File Number:  001-03793

CANADA SOUTHERN PETROLEUM LTD.

(Translation of registrant’s name into English)

Suite 250, 706 – 7th Avenue S.W.

Calgary, Alberta, Canada T2P 0Z1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐  Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               .

EXHIBIT INDEX

Exhibit No.

Description

1

Company Press Release, dated December 15, 2004

2

Report of Voting Results, November 30, 2004 Special Meeting of Shareholders

3

Report of Voting Results, December 15, 2004 Special Meeting of Shareholders

Exhibit 1

Canada Southern Petroleum Ltd.

News Release

CANADA SOUTHERN ANNOUNCES FINAL SHAREHOLDER APPROVAL OF GOVERNANCE MODERNIZATION

CALGARY, Alberta, December 15, 2004 -- Canada Southern Petroleum Ltd. (the Company) (NASDAQ:CSPLF) (TSX:CSW.LV) (BOSTON:CSW) (PCX:CSPLF) today reported that the Company’s shareholders today have approved the Confirmatory Resolution in respect of the continuance of the Company under the Alberta Business Corporations Act. This continuance was previously approved by shareholders at the Company’s November 30 Special Meeting.

Approximately 53% of the Company’s limited voting shares were represented in person or by proxy at the Confirmatory Meeting of Shareholders held today.  Over 96% of the Company’s shareholders present in person or by proxy voted in favor of the Confirmatory Resolution.

Mr. Richard C. McGinity, the Company’s Chairman of the Board of Directors, commented “We are pleased this process has been approved by shareholders and now await final approval by the Nova Scotia and Alberta regulatory authorities.  We look forward to informing shareholders when we have received it.”

* * * * * *

Canada Southern Petroleum Ltd. is an independent energy company based in Calgary, Alberta, Canada. The Company is engaged in oil and gas exploration and development, with its primary interests in producing properties in the Yukon Territory and British Columbia, Canada. The Company’s limited voting shares are traded on the NASDAQ SmallCap Market and the Pacific Exchange, Inc. under the symbol “CSPLF,” on the Toronto Stock Exchange under the symbol “CSW.LV” and on the Boston Stock Exchange under the symbol “CSW.” The Company has 14,417,770 shares outstanding.

Any statements in this release that are not historical in nature are intended to be, and are hereby identified as "forward-looking statements" for purposes of the "Safe Harbor Statement" under the Private Securities Litigation Reform Act of 1995. Forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those indicated in the forward-looking statements. Among these risks and uncertainties are uncertainties as to the costs, pricing and production levels from the properties in which the Company has interests, the extent of the recoverable reserves at those properties, and the significant costs associated with the exploration and development of the properties in which the Company has interests, particularly the Kotaneelee field. The Company undertakes no obligation to update or revise forward-looking statements, whether as a result of new information, future events, or otherwise. The Company does caution, however, that results in 2004 will be significantly lower than in 2003, which were favorably affected by settlement of the Kotaneelee litigation.

For further information contact: Randy Denecky, Chief Financial Officer at (403) 269-7741.

Exhibit 2

CANADA SOUTHERN PETROLEUM LIMITED
("CSPL")

Special Meeting of Shareholders

November 30, 2004

REPORT OF VOTING RESULTS

National Instrument 51-102 – Continuous Disclosure Obligations

Section 11.3

Matters Voted Upon

Special Business	Outcome of Vote
1. A special resolution approving the continuance of CSPL pursuant to the Business Corporations Act (Alberta).	Passed by ballot – 7,400,771 shares voted for and 140,050 shares voted against

2.

An ordinary resolution approving the elimination of the five year term for directors, so that commencing at the 2005 Annual General Meeting each director will be elected annually for a one year term.

Carried on a show of hands.

3.

An ordinary resolution approving the elimination of the 1,000 share voting limitation, so that each shareholder would be entitled to vote all shares held by him or her on any resolution before shareholders.

Carried on a show of hands.

4. An ordinary resolution approving the elimination of the requirements for director approval of shareholder action.	Carried on a show of hands.

Exhibit 3

CANADA SOUTHERN PETROLEUM LIMITED
("CSPL")

Special Meeting of Shareholders

December 15, 2004

REPORT OF VOTING RESULTS

National Instrument 51-102 – Continuous Disclosure Obligations

Section 11.3

Matters Voted Upon

General Business	Outcome of Vote

5.

An ordinary resolution confirming pursuant to the terms of the Companies Act (Nova Scotia) the special resolution regarding the continuance of the company pursuant to the provisions of the Business Corporations Act (Alberta) previously passed as a special resolution of shareholders on November 30, 2004

Carried by a show of hands.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADA SOUTHERN PETROLEUM LTD.

(Registrant)

By: /s/  John W. A. McDonald

John W. A. McDonald

December 15, 2004

President and Chief Executive Officer